UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Investor and Analyst Day in New York

Item 1

May 18, 2015

Investor and Analyst Day in New York

The Company wishes to announce that it will host an Investor and Analyst Day on May 19, 2015 at The New York Palace. The webcast will begin at 9:00 a.m. ET. Presenters will include Stefan Borgas, President and CEO, Kobi Altman, EVP and CFO, and additional senior executives.

As seating at the event is limited, presentations will be webcast simultaneously and available live to investors and the media on the Company's website, www.icl-group.com. A replay of the webcast will also be available following the completion of the event on the Company’s website.

The Company also wishes to announce that members of its senior management team will ring the Closing Bell® at the New York Stock Exchange ("NYSE") on Thursday, May 21, 2015. ICL shares began trading on the NYSE on September 24, 2014 under the symbol “ICL”.

The Closing Bell will ring at 4:00 p.m. ET. Live broadcast will begin at 3:55 p.m. and can be viewed on the NYSE's website at https://www.nyse.com/bell. The bell ringing will also be available for live viewing on CNBC, Bloomberg Television and FOX Business News.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: May 18, 2015